March 19, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of Guardian Metal Resources PLC, under the Exchange Act of 1934.

- American Depositary Shares, each representing five ordinary shares, nominal value £0.01 per share

- Ordinary shares, nominal value £0.01 per share (application for the Ordinary Shares is made for listing, not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission)

Sincerely,

Craig A. Marts

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com